UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013.

Commission File No. 333-08880

MEXICAN SATELLITES,

a Mexican Company of Variable Capital

(Translation of registrant’s name into English)

SATÉLITES MEXICANOS, S.A. DE C.V.

Avenida Paseo de la Reforma No. 222, pisos 20 y 21

Col. Juárez

Delegación Cuauhtémoc

México, D.F., 06600,

México (52)55-2629-5800

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SATÉLITES MEXICANOS, S.A. DE C.V.

Appointment of the Acting General Counsel

On April 22, Satélites Mexicanos, S.A. de C.V. (“Satmex”) announced that, effective as of April 15, 2013, Mrs. María Fernanda Ramo Reynoso has been appointed as its Acting General Counsel. There are no arrangements or understandings between Mrs. Ramo Reynoso and any other persons pursuant to which she was selected as Acting General Counsel. There are also no family relationships between Mrs. Ramo Reynoso and any director or executive officer of Satmex and she has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Prior to joining Satmex, Mrs. Ramo Reynoso, 34, has been working at Satmex as Legal Director. Before joining Satmex, she worked as a senior associate at international law firms such as Galicia Abogados (Mexico) and King Spalding (in New York City). Mrs. Ramo Reynoso obtained her law degree with honors from the Instituto Tecnólogico Autónomo de México (ITAM) and holds a Businness Law Masters´ Degree in a joint program with the Ilustre Colegio de Abogados and Universidad Francisco de Vitoria on Madrid, Spain.

Departure of the General Counsel

Effective as of April 15, 2013, Verónica Gutiérrez Zamora García will no longer serve as the General Counsel of Satmex.

A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit 99.1	Press Release of Satélites Mexicanos, S.A. de C.V., dated April 22, 2013.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satélites Mexicanos. S.A. de C.V. (Registrant)

Date: April 23, 2013.	By:	/s/ Juan Antonio García-Gayou Facha Name: Juan Antonio García-Gayou Facha Title: Chief Financial Officer

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